UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRAECIS PHARMACEUTICALS INCORPORATED
(Name of Subject Company (Issuer))

Pilgrim Acquisition Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(together with the associated preferred stock purchase rights)
(Title of Class of Securities)

739421402
(CUSIP Number of Class of Securities)

Donald F. Parman, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$61,013,590	$6,529

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,202,718 shares of common stock, par value $0.01 per share, of PRAECIS PHARMACEUTICALS INCORPORATED outstanding on a fully diluted basis, consisting of: (a) 10,744,643 shares of common stock issued and outstanding, and (b) 1,458,075 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $5.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:
739421402

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Pilgrim Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, “Shares”), of PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (“PRAECIS”), at a price of $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and GSK. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of December 20, 2006, by and among Purchaser, PRAECIS and SKB, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is PRAECIS PHARMACEUTICALS INCORPORATED (“PRAECIS”). PRAECIS’ principal executive office is located at 830 Winter Street, Waltham, Massachusetts 02451, and its telephone number at such principal executive office is (781) 795-4100.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to PRAECIS, as of January 8, 2007 there were 10,744,643 Shares issued and outstanding, and there were outstanding options to purchase an aggregate of 1,458,075 Shares.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in Section 9 — “Certain Information Concerning Purchaser and GSK” and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 8, 9, 10 and 11 — “Certain Information Concerning PRAECIS,” “Certain Information Concerning Purchaser and GSK,” “Background of the Offer; Contacts with PRAECIS” and “Purpose of the Offer and Plans for PRAECIS; Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 10, 11 and 14 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Background of the Offer; Contacts with PRAECIS,” “Purpose of the Offer and Plans for PRAECIS; Merger Agreement” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11 — “Certain Information Concerning PRAECIS,” “Certain Information Concerning Purchaser and GSK,” “Background of the Offer; Contacts with PRAECIS” and “Purpose of the Offer and Plans for PRAECIS; Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16 — “Background of the Offer; Contacts with PRAECIS,” “Purpose of the Offer and Plans for PRAECIS; Merger Agreement” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10, 11 and 13 — “Certain Information Concerning Purchaser and GSK,” “Background of the Offer; Contacts with PRAECIS,” “Purpose of the Offer and Plans for PRAECIS; Merger Agreement” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for PRAECIS; Merger Agreement,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 9, 2007
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by GSK and PRAECIS, dated December 21, 2006 (incorporated by reference to Schedule TO filed by GSK and Purchaser with the Securities and Exchange Commission on December 21, 2006)
(a)(1)(G)	Text of press release issued by GSK on January 9, 2007
(a)(1)(H)	Form of summary advertisement, published January 9, 2007
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2006, by and among Purchaser, PRAECIS and SKB
(d)(2)	Confidential Disclosure Agreement, dated as of October 18, 2005, by and between SKB and PRAECIS
(d)(3)	Confidentiality Agreement, dated as of November 10, 2006, by and between SKB and PRAECIS
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GlaxoSmithKline plc

By:	/s/ Victoria A. Whyte
Name:   Victoria A. Whyte

Title:	Deputy Secretary

Pilgrim Acquisition Corporation

By:	/s/ Donald F. Parman
Name:   Donald F. Parman
Title:   President and Secretary

Dated: January 9, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 9, 2007
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by GSK and PRAECIS, dated December 21, 2006 (incorporated by reference to Schedule TO filed by GSK and Purchaser with the Securities and Exchange Commission on December 21, 2006)
(a)(1)(G)	Text of press release issued by GSK on January 9, 2007
(a)(1)(H)	Form of summary advertisement, published January 9, 2007
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2006, by and among Purchaser, PRAECIS and SKB
(d)(2)	Confidential Disclosure Agreement, dated as of October 18, 2005, by and between SKB and PRAECIS
(d)(3)	Confidentiality Agreement, dated as of November 10, 2006, by and between SKB and PRAECIS
(g)	Not applicable
(h)	Not applicable